trivago N.V. Kesselstraße 5 - 7 40221 Düsseldorf Federal Republic of Germany www.trivago.com

April 28, 2021

Via EDGAR Transmission

Division of Corporation Finance
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	trivago N.V. Registration Statement on Form F-3 Initially filed on April 20, 2021 File No: 333-255378

Ladies and Gentlemen:

Pursuant to Rule 461 the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that the same will become effective on April 30, 2021 at 4:00 P.M. Eastern Standard Time or as soon as practicable thereafter.

Very truly yours,

trivago N.V.

By:	/s/ Matthias Tillmann
Name: Matthias Tillmann
Title: Chief Financial Officer